Exhibit 99.1

China Yuchai International Appoints Two New Directors

Singapore, Singapore – February 2, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its Board of Directors has appointed Mr. Yew Chye Ching and Mr. Eng Kwee Tan as new Directors, effective February 2, 2010.

Mr. Yew Chye Ching who has been designated as an independent director of the Company, is an experienced management and IT professional. He joined Accenture, a global management and technology consulting firm in 1982. During his career with Accenture, Mr. Ching worked primarily with clients in the financial services industry in ASEAN and his assignments included strategic information planning, design and implementation of major IT systems, and bank reorganization and integration arising from mergers. From 1997 to his retirement in 2007, Mr. Ching assumed various regional senior management roles at Accenture, including Managing Partner of the Financial Services Industry Group (Asia), Geographic Council Chairman (Asia) and Managing Partner for South Asia Region. Mr. Ching was a member of the Accenture Global Executive Committee (2001-2004) and served on several Committees/Task Forces to craft Accenture’s global strategy.

Mr. Ching is currently an independent non-executive director of HSBC Bank Malaysia Bhd and Avenue Invest Bhd and is also a member of the advisory board of Yorkville Advisors HK Ltd. Mr. Ching graduated with a BSc (Hons) from the University of London in 1976.

Mr. Eng Kwee Tan is the Chief Financial Officer of Hong Leong Asia Ltd with more than 20 years of corporate, accounting and financial experience. During his 10-year tenure from 1995 to 2006 at the Gold Coin Group, Mr. Tan assumed the various positions of Chief Financial Officer, Group Chief Operating Officer, Group Logistics Director and Group Business Development Director. He has also worked in various capacities in financial management with Scomi Group Berhad, ABN Amro Bank, Insurance Corporation of Singapore Ltd., CS First Boston and Esso Singapore Pte Ltd.

Mr. Tan received his Bachelor of Accountancy from The University of Singapore and an MBA from the Cranfield School of Management, UK. He is a fellow member of the Chartered Association of Certified Accountants (UK) and an associate member of the Institute of Chartered Secretaries & Administrators (UK).

With the two new appointments, the Board of Directors is now comprised of 11 members out of which four are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com .

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com